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Exhibit 99 (d)4

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

        This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the "Agreement"), dated as of January 19, 2004 and effective as of the Effective Time (as hereinafter defined), is between FRISCO BAY INDUSTRIES LTD. (the "Company"), and BARRY KATSOF (the "Employee").

        WHEREAS, the parties hereto previously entered into an employment agreement, dated as of October 20, 1993 (the "Original Agreement"), setting forth the terms of the Employee's employment with the Company;

        WHEREAS, the parties hereto have modified certain terms of the Employee's employment pursuant to the (i) Amendment to Employment Agreement, dated as of June 28, 1996, (ii) Letter Agreement, dated as of May 7, 1997, (iii) Letter Agreement, dated as of May 1, 2000 and (iv) Letter Agreement, dated as of May 1, 2003 (collectively, the "Amendments");

        WHEREAS, the parties hereto desire to amend and restate the Original Agreement, in its entirety, to (i) incorporate herein all of the terms of the Amendments, (ii) reflect certain other terms and conditions necessary to effectuate the intent of the Original Agreement, and (iii) reflect certain other changes described herein;

        WHEREAS, the Board of Directors of the Company and the Compensation Committee of the Board of Directors have authorized and approved this Agreement and all amendments contained herein; and

        WHEREAS, the terms of this Agreement are intended by the parties to be the final expression of their agreement with respect to the Employee's employment by the Company and shall supercede and may not be contradicted by evidence of any prior or contemporaneous agreement, including, without limitation, the Original Agreement and the Amendments;

        NOW THEREFORE, in consideration of the mutual promises and covenants set forth below, the Company and the Employee hereby agree as follows:

        1.    Employment, Duties and Acceptance

        1.1   The Company hereby employs the Employee, for the Term (as hereinafter defined), to render exclusive and full-time services to the Company. During the Term, the Employee shall serve as Director of Business Development and Integration of Stanley Security Solutions Canada ("SSSC"). The Employee's responsibilities shall be to assist the integration of the Company with Best Access Canada and to work with the Director of Business Development for The Stanley Works ("Stanley") on business development activities, as well as in the search for strategic opportunities with respect to new product lines or acquisitions which will lead to the growth of the systems integration business in North America and, in connection therewith, to perform such duties as he shall reasonably be directed by Stanley to perform.

        1.2   The Employee hereby accepts such employment and agrees faithfully to render the services described above to the best of his ability.

        1.3   The duties to be performed by the Employee hereunder shall be performed primarily at the office of the Company in Montreal, Quebec, subject to reasonable travel requirements on behalf of the Company.

        2.    Term of Employment

        2.1   The term of the Employee's employment under this Agreement (the "Term") shall commence on the Effective Time and shall end on the third anniversary of the Effective Time, unless sooner terminated pursuant to Article 5 of this Agreement. Upon the expiration of the above Term, the Employee's employment by the Company shall cease and the Company shall have no further obligation and the Employee will not be entitled to any indemnity or severance payment in connection with such expiration of the Employee's employment by the Company. Subject to the conditions set out in Article 5 hereof, the Company may terminate the Employee's employment upon the giving of not less than two (2) months' prior written notice.

        2.2   This Agreement is effective as of the date 6181708 Canada Inc., a corporation incorporated under the federal laws of Canada (the "Offeror"), takes up and pays for the shares of common stock (the "Common Stock") and Class A common stock (the "Class A Common Stock") of the Company pursuant to the tender offer contemplated by the Support Agreement, dated as of January 19, 2004 (the "Support Agreement"), between the Offeror, Stanley and the Company (the "Effective Time").

        3.    Compensation

        3.1   As compensation for all services to be rendered pursuant to this Agreement, the Company agrees to pay the Employee, during the Term, a salary of three hundred and fifty thousand Canadian dollars ($350,000.00 CDN) per year.

        3.2   The Company shall pay or reimburse the Employee for all reasonable expenses actually incurred or paid by him during the Term in the performance of his services under this Agreement, upon presentation of expense statements or vouchers or such other supporting information as the Company may reasonably require.

        3.3   In addition to all other compensation, the Employee will be eligible to receive an annual incentive bonus computed in accordance with Exhibit A (the "Incentive Bonus"). The Incentive Bonus shall not exceed one hundred fifty thousand Canadian dollars ($150,000 CDN) per Incentive Payment Period (as defined on Exhibit A), which the Company has determined is the bonus received by the Employee under this Agreement during the fiscal year ended January 31, 2003. The computation and timing of payment of the Incentive Bonus is set forth on Exhibit A.

        3.4   The Employee shall be entitled to all rights and benefits for which he shall be eligible under group health or other insurance benefits which the Company may, in its sole discretion, provide for him or for its employees generally, which shall be comparable in the aggregate to such benefits previously awarded to the Company's employees generally and, to the Employee in particular, which have been disclosed in the Schedules to the Support Agreement.

        3.5   The Company shall provide the Employee with an allowance of an amount sufficient to enable the Employee to lease an automobile suitable to the Employee's position for his use in the performance of his services under this Agreement, and the Company shall pay all expenses in connection therewith.

        3.6   The Employee shall be entitled to reasonable paid vacations consistent with the Employee's past practices.

        4.    Non-Competition and Nondisclosure

        4.1   Except as otherwise expressly permitted by Section 4.3, for a period commencing on the date on which the Employee last performs services for the Company or any of its affiliates and ending two years after such date (the "Restricted Period"), the Employee shall not engage, directly or indirectly, in the United States and Canada, in the manufacture, distribution, supply, sale, design, development, marketing or installation of financial transaction processing, automated teller machines, computerized time management or security systems and products (including integrated security solutions and systems) or providing service and support for any such products or systems (the "Business"), including through the ownership of any interest in any person who is engaged in the Business (the "Prohibited Activities"). Without limiting the generality of the foregoing but subject to Section 4.3, "Prohibited Activities" shall include (i) assisting any third party to compete with the Company or any of its affiliates in the Business or otherwise with respect to the Business and (ii) soliciting or accepting orders or business of any kind relating to the Business from any customer or active prospect of the Company or its affiliates, or any former customer of the Company or the Business. As used in this Article 4, the term "engage" shall mean to engage directly or indirectly in any such business (whether as an employee, shareholder, partner, joint venturer, financing source or consultant or in any other capacity whatsoever). The Employee acknowledges that the provisions of Section 4.1 hereof are reasonable and valid, and that they are essential to the Company to provide adequate protection to it. Without limiting the generality of the foregoing, the Employee expressly agrees that the character, duration and geographical scope of the non-competition provisions set forth herein are reasonable in light of the circumstances as they exist on the date hereof. Should a decision, however, be made at a later date by a court of competent jurisdiction that the character, duration or geographical scope of such provisions is unreasonable, then it is the intention and the agreement of the Parties hereto that this Agreement shall be construed by the court in such a manner as to impose only those restrictions on each Employee's conduct that are reasonable in the light of the circumstances and as are necessary to assure to the Company the benefits of this Section 4.1.

        4.2   During the Restricted Period, the Employee shall not, whether for his own account or for the account of any other person, intentionally solicit, endeavor to entice away from the Company or any of its affiliates, or otherwise interfere with the relationship of the Company or any of its affiliates with, any person who, to the knowledge of any of the Employee, is employed by or otherwise engaged to perform services for the Company or any of its affiliates (including any sales representative or organization) or any person who is, or was within the then most recent 12-month period, a customer or client of the Business (a "Customer").

        4.3   Notwithstanding the provisions of Section 4.1, nothing in this Agreement shall prohibit the Employee from acquiring and/or owning an interest that represents, in the aggregate, no more than 5% of the voting interests in a publicly-traded person engaged in the Business solely for investment purposes.

        4.4   The Employee shall, and shall keep secret and retain in strictest confidence all nonpublic information, documents and materials relating to the Business (including, but not limited to, business plans, strategic plans, pricing and costs of specific products and services, customer lists and sales data, proprietary customer data, the identity and other information about product and service sources and quality, performance and management or sales and service processes and any product development ideas or plans) (the "Confidential Information"), and shall not disclose such Confidential Information to anyone outside of the Company. The Employee shall not use or exploit such Confidential Information for his benefit or the benefit of relationships between the Employee and any third party. The obligations under this Section 4.4 shall survive the termination of this Agreement. Notwithstanding the foregoing, the confidentiality obligations of this Section 4.4 shall not apply to information:

          (a)   which the Employee is required to disclose by judicial or administrative process, or by other requirements of applicable law or any governmental authority, provided that to the extent practicable the Employee gives the Company reasonable notice of any such requirement and the opportunity to seek appropriate protective measures and cooperates with the Company in attempting to obtain such protective measures;

          (b)   which becomes available to the public other than as a result of a breach of this Section 4.4; or

          (c)   disclosed on a strictly confidential basis to the Employee's professional advisors, auditors and investment bankers; provided that the Employee shall be liable for any failure by such person to keep such information strictly confidential.

        4.5   In the event that any of the provisions of this Article 4 relating to the geographic or temporal scope of the covenants contained therein or the nature of the business restricted thereby shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems enforceable, such provision shall be deemed to be replaced herein by the maximum restriction deemed enforceable by such court.

        4.6   Without intending to limit the remedies available to the Company, the Employee acknowledges that a breach of any of the covenants contained in Article 4 hereof may result in material irreparable injury to the Company, their affiliates and/or the Business for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Company shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction restraining the Employee from engaging in activities prohibited by Article 4 or such other relief as may be required to specifically enforce any of the covenants in Article 4. The Employee hereby agrees and consents that such injunctive relief may be sought in any court of competent jurisdiction.

        5.    Termination

        5.1   If the Employee shall die during the Term, this Agreement shall terminate, except that the Employee's widow shall be entitled to receive as a death benefit an amount equal to the Contract Payment (as defined below) to which the Employee would have been entitled had he been terminated under Section 5.3 on the date of his death (the "Benefit"). If at the time of the Employee's death the Employee's wife is also deceased the Benefit shall be paid to the children of the Employee in equal shares.

        5.2   In the event of (a) a continuation or repetition of neglect by the Employee with respect to his duties hereunder after due notice in that regard from the Company, (b) serious misconduct by the Employee in connection with the performance of his duties hereunder, (c) conviction of the Employee of any crime or offense involving the property of the Company or any of its subsidiaries or affiliates (any such event being referred to as "Cause"), the Company may at any time by written notice to the Employee terminate the Term of the Employee's employment hereunder. Upon the termination of the Employee's employment pursuant to this Section 5.2, the Company shall have no further obligation to the Employee under this Agreement, applicable law or otherwise, except to distribute to the Employee:

          (a)   an amount equal to (i) his monthly base salary due pursuant to Section 3.1 hereof up to, but not including, the month in which termination occurs (the "Month of Termination") and (ii) his monthly base salary for the Month of Termination times a fraction equal to (x) the total number of days the Employee was employed by the Company during the Month of Termination divided by (y) the total number of days in such Month of Termination; and

          (b)   an amount equal to (i) the lesser of (x) the Monthly Cap (as defined in Exhibit A) or (y) the Incentive Bonus for the Month of Termination, times (ii) a fraction equal to (x) the total number of days the Employee was employed by the Company during the Month of Termination divided by (y) the total number of days in such Month of Termination. Notwithstanding any of the foregoing, nothing in this Section 5.2 shall be in derogation of the Employee's right to receive the Incentive Bonus for any months immediately prior to the Month of Termination.

        5.3   The Company may, at its sole discretion, terminate the Term of the Employee's employment other than for Cause upon the provision of two (2) months' written notice. Upon the termination of the Employee's employment pursuant to this Section 5.3, the Company shall have no further obligation to the Employee under this Agreement, applicable law or otherwise, except to distribute to the Employee:

          (a)   an amount equal to (i) his monthly base salary due pursuant to Section 3.1 hereof up to, but not including, the Month of Termination and (ii) his monthly base salary for the Month of Termination times a fraction equal to (x) the total number of days the Employee was employed by the Company during the Month of Termination divided by (y) the total number of days in such Month of Termination; and

          (b)   an amount equal to (i) the lesser of (x) the Monthly Cap or (y) the Incentive Bonus for the Month of Termination, times (ii) a fraction equal to (x) the total number of days the Employee was employed by the Company during the Month of Termination divided by (y) the total number of days in such Month of Termination; and

          (c)   a lump sum payment in cash equal to five hundred thousand Canadian dollars ($500,000 CDN) per annum times a fraction equal to (i) the number of weeks remaining in the Term, divided by (ii) one hundred fifty-six (156) (the "Contract Payment"). Notwithstanding any of the foregoing, nothing in this Section 5.3 shall be in derogation of the Employee's right to receive the Incentive Bonus for any months immediately prior to the Month of Termination.

        The payments specified in subsection (b) of this Section 5.3 shall be paid within 30 days after termination under this Section 5.3. For greater certainty, the parties consider the payments specified in subsections (a), (b) and (c) of this Section 5.3 to be an indemnity reasonable in the circumstances of a termination of the Employee pursuant to this Section 5.3 in accordance with current practice in the Province of Quebec.

        6.    Notices

        6.1   All notices, requests, consents and other communications required or permitted to be given hereunder shall be in writing and either delivered by hand, telegraphed or telexed, and shall be deemed given when so delivered by hand or forty-eight (48) hours after the sending of a telegraph or telex, as follows:

(a)	If to the Employee, to: Barry Katsof 1321 Sherbrooke St. West, Unit A40 Montreal, Quebec H3G 1J4
(b)	If to the Company, to: Frisco Bay Industries of Canada Limited 160 Graveline St. St. Laurent, Quebec H4T 1R7 Attention: President

or to such other person or address as either party shall designate by notice in writing to the other in accordance herewith.

        7.    General

        7.1   This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of Quebec.

        7.2   The article and section headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

        7.3   This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or understandings other than those expressly set forth or referred to herein.

        7.4   This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms or covenants hereof may be waived, only by a written instrument executed by both of the parties hereto, or, in the case of a waiver, by the party waiving compliance. The failure of either party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

        7.5   It is the express wish of the parties hereto that this Agreement and all instruments and notices related thereto be drawn in the English language only; c'est la volonté expresse des parties que la présente Entente et tous documents et avis s'y rapportant soient rédigés en langue anglaise seulement.

        7.6   All references in this Agreement to "dollars" or "$" shall mean Canadian dollars.

(Signature Page Follows)

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

FRISCO BAY INDUSTRIES LTD.
/s/ RONALD WAXMAN Its: Vice Chairman and COO Date: January 19, 2004
BARRY KATSOF
/s/ BARRY KATSOF Date: January 19, 2004

EXHIBIT A

        The Employee shall be entitled to an Incentive Bonus computed by multiplying $.015 CDN times the number of ATM Transactions effected during the relevant calendar month; provided, however, that such Incentive Bonus shall not exceed twelve thousand five hundred Canadian dollars ($12,500 CDN) during any calendar month (the "Monthly Cap"); provided further, however, if the Previous Annual Incentive Bonus Payments are less than the Annual Incentive Bonus Maximum, the Monthly Cap shall be increased by an amount equal to (a) the Annual Incentive Bonus Maximum minus (b) the Previous Annual Incentive Bonus Payments.

        "Annual Incentive Bonus Maximum" shall be measured in respect of the portion of each Incentive Payment Period preceding the month in respect of which the Incentive Bonus is then being calculated, and shall mean (a) $150,000 CDN times (b) a fraction equal to (i) the number of months that have elapsed during the portion of the Incentive Payment Period preceding the month in respect of which the Incentive Bonus is then being calculated, divided by (ii) twelve (12).

        "Previous Annual Incentive Bonus Payments" shall mean the total amounts paid to the Employee as Incentive Bonuses for all months during the portion of the Incentive Payment Period preceding the month in respect of which the Incentive Bonus is then being calculated.

        "Incentive Payment Period" shall mean each twelve (12) month period during the Term, the first such Incentive Payment Period commencing on the first calendar day of the month in which this Agreement becomes effective (the "Incentive Term Commencement Date") and each subsequent Incentive Payment Period commencing on the first and second anniversaries of the Incentive Term Commencement Date.

        The parties acknowledge that the maximum Incentive Bonus opportunity shall not exceed one hundred fifty thousand Canadian dollars ($150,000 CDN) per Incentive Payment Period, which the Company has determined is the bonus received by the Employee under this Agreement during the fiscal year ended January 31, 2003.

        "ATM Transaction" shall mean a financial transaction processed in the Company's ATM network, and reported to the Company at the end of each month by a third party processor (a "Processor").

        Each Processor furnishes the Company at the end of each month with a statement setting forth the number of financial transactions which have occurred during the relevant period and payment of the Company's agreed upon share of the Processors transaction fees is provided by electronic transfer.

        Within thirty (30) days of receipt by the Company of each Processors monthly statement as aforesaid the Company shall pay to the Employee the Incentive Bonus for said month.

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Exhibit 99 (d)4
EXHIBIT A